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04015757

SECU[illegible] [illegible]IISSION

c m 3/22

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-50521

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 AND ENDING 12/31/2003

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

PEREGRINE FINANCIALS & SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 SOUTH LASALLE STREET, 7TH FLOOR
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas E. Pearson (Name) 312-775-3000 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court (Street) Glendale Heights (City) IL (State) 60139 (Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 01 2004 WASH. D.C. 181 SECTION

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

PEREGRINE FINANCIALS & SECURITIES, INC.
ANNUAL AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2003

OATH OR AFFIRMATION

I, Thomas E. Pearson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Peregrine Financials & Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

T. E. Pearson Signature

CFO Title

28 Feb 04 Date

Subscribed and sworn to before me this

28th day of February, 2004

Julie Capitani

Notary Public

"OFFICIAL SEAL"
JULIE E. CAPITANI
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 12/18/2006

This report** contains (check all applicable boxes)

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[x]	(c)	Statement of Income (Loss)
[x]	(d)	Statement of Cash Flows
[x]	(e)	Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x]	(f)	Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x]	(g)	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x]	(h)	Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[x]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[ ]	(m)	A copy of the SIPC Supplemental Report
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x]	(o)	Independent Auditors' Report on Internal Accounting Control
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

TABLE OF CONTENTS

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Peregrine Financials & Securities, Inc.
190 South LaSalle Street, 7th Floor
Chicago, IL 60606

We have audited the accompanying statement of financial condition of Peregrine Financials & Securities, Inc. ("the Company") as of December 31, 2003 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Peregrine Financials & Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As disclosed in Note 9, management has been made aware of a contingent liability resulting from an investigation that is more fully described in this note. Management has estimated, and accrued the amount, which, to the best of their knowledge and belief based on information currently available, will be paid to settle this matter in the financial statements. However, there is a potential for future losses, raising a substantial doubt about the Company's ability to continue as a going concern. Except for the amount accrued, as described more fully in Note 9, the financial statements do not include any additional adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 19 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio, Veraja & Company, LLC

Glendale Heights, Illinois
February 22, 2004

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER , INC.	PEREGRINE FINANCIALS & SECURITIES	N	3			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/03 [99]
SEC FILE NO. **8-50521** [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

			Allowable		Non-Allowable		Total	
1. Cash			$ 43,866	200			$ 43,866	750
2. Receivables from brokers or dealers:								
A. Clearance account			296,368	295				
B. Other				300		550	296,368	810
3. Receivables from non-customers			-	355	9,050	600	9,050	830
4. Securities and spot commodities owned, at market value:								
A. Exempted securities				418				
Debt securities				419				
Options				420				
Other securities				424				
Spot commodities			-	430			-	850
5. Securities and/or other investments								
A. At cost	$	130						
B. At estimated fair value				440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				460		630		880
A. Exempted securities	$	150						
B. Other securities	$	160						
7. Secured demand notes market value of collateral:				470		640		890
A. Exempted securities	$	170						
B. Other securities	$	180						
8. Memberships in exchanges:								
A. Owned, at market	$	190						
B. Owned , at cost					-	650		
C. Contributed for use of the company, at market value						660	-	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships				480	-	670	-	910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization				490	15,750	680	15,750	920
11. Other assets				535	113,444	735	113,444	930
12. TOTAL ASSETS			340,234	540	138,244	740	478,478	940

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER PEREGRINE FINANCIALS & SECURITIES, INC. as of 12/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	89,445	1115	-	1305	89,445	1540
15. Payable to non-customers		1155	-	1355	-	1610
16. Securities sold not yet purchased, at market value			-	1360	-	1620
17. Accounts payable, accrued liabilities, expenses and other	390,031	1205	-	1385	390,031	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-a(d)) of . . . . [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 479,476	1230	$ -	1450	$ 479,476	1760

Ownership Equity

21. Sole proprietorship			$	1770
22. Partnership (limited partners	$	1020)		1780
23. Corporation:				
A. Preferred stock				1791
B. Common stock			885,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			(885,998)	1794
E. Total				1795
F. Less capital stock in treasury				1796
24. TOTAL OWNERSHIP EQUITY			(998)	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 478,478	1810

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PEREGRINE FINANCIALS & SECURITIES, INC.**

For the period (MMDDY\	01/01/03	3932 to	12/31/03	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transations in exchange listed equity securities executed on an e:	$	202,307	3935
b. Commissions on listed option transactions		305,979	3938
c. All other securities commissions		3,760,493	3939
d. Total securities commissions		4,268,779	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange		-	3945
b. From all other trading		-	3949
c. Total gain (loss)		-	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of Investment company shares			3970
6. Commodities revenue		-	3990
7. Fees for account supervision, investment company shares			3975
8. Other revenue		140,704	3995
9. Total revenue	$	4,409,483	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder offi		$		4120
11. Other employee compensation and benefits			539,484	4115
12. Commissions paid to other broker-dealers			3,506,640	4140
13. Interest expense			1,134	4075
a. Includes interest on accounts subject to subordinat	4070			
14. Regulatory fees and expenses			71,580	4195
15. Other expenses			792,818	4100
16. Total expenses		$	4,911,656	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16)		$	(502,173)	4210
18. Provision for Federal Income taxes (for parent only)				4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(502,173)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordi	$		4211

The accompanying notes are an integral part
of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PEREGRINE FINANCIALS & SECURITIES, INC.**

For the period (MMDDY` 01/01/03 to 12/31/03

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$ 571,673	4240
A. Net income (loss)			(502,173)	4250
B. Additions (Includes non-conforming capital of	$	4262)	60,000	4260
C. Deductions (Includes non-conforming capital of		4272)	(130,498)	4270
2. Balance, end of period (From item 1800)			$ (998)	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

ADDITIONS/DEDUCTIONS FROM NET CAPITAL

ADDITIONAL CAPITAL ADDED	$ 60,000
PRIOR PERIOD ADJUSTMENT REDUCTION OF TAX BENEFIT	$ 130,498

The accompanying notes are an integral part of these financial statements

PEREGRINE FINANCIALS SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

CASH PROVIDED BY (APPLIED TO) OPERATING ACTIVITIES		
Net Income	$	(502,173)
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase)/decrease in assets		
Depreciation		6,868
Receivable from brokers or dealers-clearance		32,133
Receivables from brokers or dealers-other		81,430
Receivables from noncustomers		61,456
Other assets		157,594
Increase/(decrease) in liabilities		
Payable to brokers or dealers		(84,235)
Other payables		270,966
		24,039
CASH APPLIED TO INVESTING ACTIVITIES		
Purchase of equipment		(4,362)
		(4,362)
CASH PROVIDED BY FINANCING ACTIVITIES		
PRIOR PERIOD ADJUSTMENT		(130,498)
CAPITAL CONTRIBUTION		60,000
		(70,498)
NET DECREASE IN CASH		(50,821)
CASH AT BEGINNING OF PERIOD		94,687
CASH AT END OF PERIOD	$	43,866
Interest expense	$	1,134

The accompanying notes are an integral part of these financial statements

PEREGRINE FINANCIALS & SECURITIES, INC.
(an Iowa corporation)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2003

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Peregrine Financials and Securities, Inc. (The Corporation) began doing business as a registered broker-dealer in securities with the Securities and Exchange Commission in December 1998. In this capacity, it executes agency transactions for its customers.

In the normal course of its business, the Corporation enters into financial transactions where the risk of potential loss due to change in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The nature of these risks is described in the footnote describing the transaction.

Basis of Accounting

The Corporation's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Corporation maintains its cash in bank deposits, which, at times, may exceed federally insured limits of $100,000. At December 31, 2003, the Corporation's cash in bank deposits did not exceed federally insured limits.

Cash Equivalents

For purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Accounts Receivable

At December 31, 2003, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash. No valuation allowance for receivables has been established, as management believes all receivables are fully collectible.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in net income.

Securities Transactions

Customers' securities transactions are reported on a trade date basis, with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value.

Advertising and Promotion

The Corporation expenses advertising costs as they are incurred. During the year ended December 31, 2003, these costs amounted to $4,220.

Accrued Employee Absences

The Corporation has not accrued for employee absences because the amount cannot be reasonably estimated and management is of the belief that the amount would be immaterial.

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed over the straight-line method, which conforms to U.S. generally accepted accounting principles. The useful lives of property and equipment for purposes of computing depreciation are as follows:

Furniture and fixtures	7 years
Software	3 years
Equipment	3-5 years

Depreciation and amortization expense of property and equipment charged to operations was $6,868 for the year ended December 31, 2003. The major classes of fixed assets are as follows:

Asset Class	Cost	Accumulated Depreciation
Furniture and fixtures	$ 7,840	$ 1,120
Software	8,864	2,051
Equipment	14,524	3,697
Total	$31,228	$6,868

NOTE 2 – CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at December 31, 2003, were as follows:
Common stock, no par value: authorized 1,000,000 shares, 564,000 shares issued and outstanding.

NOTE 3 – RELATED PARTY TRANSACTIONS

PFG, which shares common ownership with the Corporation, provides facilities management services for the Corporation. These fees include rent, accounting and cash management services. The Corporation reimburses PFG on a regular basis. The total of these charges expensed during the year ended December 31, 2003 was $871,349, of which, $811,287 was paid during the year then ended, with a payable at year-end of $60,062.

Receivables from non-customers include an error from a broker in the amount of $9,050.

NOTE 4 – EMPLOYEE BENEFIT PLANS

Substantially all the Company's employees are covered by an affiliate's defined contribution retirement plan. This plan is funded on an annual basis from current contributions, which are made at the affiliate's discretion. Employees may make contributions to the plan on a voluntary basis, however; the Corporation has no contribution obligation under the plan.

NOTE 5 – NET CAPITAL REQUIREMENTS

At December 31, 2003, the Corporation's net capital as computed pursuant to the rules of the National Securities Dealers Association was $119,222, which was $19,222 more than the minimum net capital requirement of $100,000.

NOTE 6 – INCOME TAXES

The Corporation has net loss carry forwards for tax purposes which, if not used against taxable income, expire in varying amounts through 2020. The Corporation accounts for income taxes in accordance with Statement of financial Accounting Standards No. 109 Accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax law and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense or benefit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

As of December 31, 2003, the approximate income tax benefit arising from the net loss carry forwards was $32,100. The Corporation has reviewed the components of its deferred tax assets and has determined that it is more likely than not that the asset will be realized.

For the year ended December 31, 2003, the deferred tax liability arising primarily from depreciation expense differences was immaterial.

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Corporation introduces its customer transactions to a broker with whom it has a correspondent relationship for execution and clearance in relation for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Corporation has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Corporation's customers. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed.

As an introducing broker, the Corporation holds no customer cash or securities balances. Securities transactions are processed by clearing brokers on a fully disclosed basis. Due to the nature of their operations, the Corporation may have significant credit exposure due to the potential inability of their customers to meet their commitments, pursuant to securities transactions, which can be directly impacted by volatile trading markets. These activities may expose the Corporation to off balance sheet risk in the event the customer is unable to fulfill its contracted obligations, which may require the Corporation purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Corporation's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Corporation has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer, and/or other counter party with which it conducts business.

NOTE 8 – TRANSFER OF ACCOUNTS

The Corporation entered into an Agreement Regarding Transition of Accounts during November 2003. Among other things this agreement provides for the transfer of significantly all of the Corporation's existing customer accounts to another NASD registered Broker Dealer. Subsequent to the transfer the Corporation will receive a portion of the net commissions received by the new Broker Dealer.

NOTE 9 – CONTINGENCIES

During 2003 the Corporation became aware of an investigation by the National Association of Securities Dealers (NASD) for potential violations of various NASD Rules and potential settlement of two customer complaints. Management believes these items will require recognition of losses in future years. While the exact amount of these losses is not known, based on the information currently available, an estimate for future settlement of these claims and fines has been made and accrued in the financial statements in the amount of $268,100. This amount has been recognized as a loss in the current year and appears as a contingent liability in the December 31, 2003 statement of financial position. Recognition of this loss had the impact of increasing the net loss by $268,100.

In addition, the Corporation is involved in various legal actions arising in the normal course of business. Management cannot predict the outcome of these legal actions or estimate the amount of any loss that may result. However, Management believes that losses resulting from these matters, if any, would not have a material effect on the financial position of the Corporation. Accordingly, no provision for any additional contingent liabilities that may result, other than those in the above-mentioned paragraph, has been made in the financial statements.

NOTE 10-SUBSEQUENT EVENT

On February 12, 2004, the Corporation submitted a "Letter of Acceptance, Waiver and Consent" for the purpose of proposing a settlement of the above-mentioned NASD investigation. Acceptance of this proposal is currently pending as of the date these financial statements were issued.

On February 27, 2004, the Corporation ceased broker-dealer activities. It is the intent of the Corporation to continue in business, receiving a portion of the net commissions received by the new broker-dealer pursuant to the transfer of accounts agreement in Note 8.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PEREGRINE FINANCIALS & SECURITIES, INC.** as of 12/31/03

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	(998)	3480
2.	Deduct ownership equity not allowable for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				(998)	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	(998)	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B	138,244	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts a proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(138,244)	3620
7.	Other additions and/or allowable credits (List)				268,100	3630
8.	Net capital before haircuts on securities positions				128,858	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments		3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities	8,075	3734			
	D. Undue Concentration	1,283	3650			
	E. Other (List) Loss To Convert		3736		(9,358)	3740
10.	Net Capital			$	119,500	3750

OTHER ADDITIONS AND/OR ALLOWABLE CREDITS - LINE 7

ACCRUED NASD SETTLEMENT	$	251,100
ACCRUED TSAK SETTLEMENT		17,000
	$	268,100

NON-ALLOWABLE ASSETS - LINE 6a

DEFERRED TAX BENEFIT	$	32,100
PREPAID EXPENSES		44,363
OTHER NONCURRENT RECEIVABLES		36,981
SUBTOTAL		113,444
RECEIVABLES FROM RELATED PARTIES		9,050
FIXED ASSETS (NET OF ACCUM. DEPREC.)		15,750
	$	138,244

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **PEREGRINE FINANCIALS & SECURITIES, INC.** as of 12/31/03

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	31,967	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	**100,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	100,000	3760
14. Excess net capital (line 10 less 13)	$	19,500	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	71,552	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	479,476	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. market value of securities borrowed for which no equivalent value is paid or credited			3810			
C. Other unrecorded amounts(List)			3820	$	(	3830
19. Total aggregate indebtedness				$	479,476	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)				%	401%	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)				%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PEREGRINE FINANCIALS & SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2003

The company did not handle any customer cash or securities during the year ended December 31, 2003, and does not have any customer accounts.

PEREGRINE FINANCIALS & SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2003

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2003 and does not have any PAIB accounts.

PEREGRINE FINANCIALS & SECURITIES, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2003

The Company did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants
567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 942-8269

THE INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Board of Directors
Peregrine Financials & Securities, Inc.
190 South LaSalle Street, 7th Floor
Chicago, IL 60606

In planning and performing our audit of the financial statements of Peregrine Financials & Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, during our study and evaluation, we noted the following matter involving the internal control environment and control procedures that we consider to be a material weakness as defined above. This matter was in regard to the NASD investigation and enforcement actions more fully described in Note 9. Resolution of this matter is currently pending NASD acceptance of the Company's "Letter of Acceptance, Waiver and Consent" which has been submitted for approval. This matter was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Peregrine Financials & Securities, Inc. for the year ended December 31, 2003, and this report does not affect our report thereon dated February 22, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, aside from the matter described in the paragraph above, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

DiMaggio, Veraja & Company, LLC

Glendale Heights, Illinois

February 22, 2004

PEREGRINE FINANCIALS & SECURITIES, INC.

RECONCILIATION OF NET CAPITAL COMPUTATION
OF AUDITED FINANCIAL STATEMENTS AND THAT PER THE COMPANY'S
UNAUDITED FOCUS REPORT, AS FILED
AS OF DECEMBER 31 2003

NET CAPITAL PER COMPANY'S UNAUDITED FOCUS REPORT, AS FILED		**$ 120,918**
Rec. from noncustomers - Company FOCUS report	19,000	
Rec. from noncustomers - audited financials	(9,050)	
Difference	9,950	9,950
Explanation: To record customer settlement subsequent to year-end.		
Other asets - Company FOCUS report	(273,042)	
Other asets - audited financials	113,444	
Difference	(159,598)	159,598
Explanation - To reduce accrued tax benefit ($130,498) and remove uncollectible deposit ($30,000)		
Accounts payable Non A.I. - Company FOCUS Report	-	
Account payable Non A.I. - audited financials	(268,100)	
Difference	(268,100)	268,100
Explanation: To accrue for contingent liabilities		
Net income - Company FOCUS report	193,626	
Net income - audited financials	(502,173)	
Difference	(308,547)	(308,547)
Explanation: To adjust P/L accounts for the above balance items		
Haircuts - Company FOCUS report	1,262	
Haircuts - audited financials	(1,283)	
Difference	(21)	(21)
Explanation: Additional haircut taken		
Prior Period Adjustment - Company FOCUS report		
Prior Period Adjustment - audited financials	(130,498)	
Difference	(130,498)	(130,498)
Explanation: Prior period adjustment to correct tax benefit asset		
NET CAPITAL PER AUDITED FINANCIAL STATEMENTS		**$ 119,500**